BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057849

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Symphony Center, Suite 120, 1040 Park Avenue
(No. and Street)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

410-244-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road, Suite 500 (Address) Timonium (City) Maryland (State) 21093 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, Lara Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Co., LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

M.F. Stromyer 2/17/09
Notary Public

M.F. Stromyer
8122 Kirkwall Court
Baltimore, MD 21286
My commission expires 8/1/11.

STROMYER NOTARY PUBLIC BALTIMORE COUNTY MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

FINANCIAL STATEMENTS
December 31, 2008

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the statement of financial condition of Parchman, Vaughan & Co., LLC as of December 31, 2008, and the related statements of income, members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIA and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
February 10, 2009

FINANCIAL STATEMENTS

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	81,319
Accounts receivable, net		142
Prepaid expenses		3,390
Total current assets		84,851
PROPERTY AND EQUIPMENT		
Furniture and fixtures		23,056
Equipment		42,079
Leasehold improvements		9,150
Total, at cost		74,285
Less accumulated depreciation		49,109
Total property and equipment		25,176
DEPOSITS		3,116
TOTAL ASSETS	$	113,143

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	773
MEMBERS' CAPITAL		112,370
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	113,143

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUE	
Fee income	$ 1,126,914
Other income	149
Total revenue	1,127,063
EXPENSES	
General and administrative	148,061
Salary and benefits	298,520
Occupancy	39,838
Depreciation	8,787
Total expenses	495,206
NET INCOME	$ 631,857

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT OF MEMBERS' CAPITAL
Year Ended December 31, 2008

BALANCE, DECEMBER 31, 2007	$	77,513
Net income		631,857
Contributed capital		20,000
Distributions to members		(617,000)
BALANCE, DECEMBER 31, 2008	$	112,370

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 631,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,787
Effects of changes in operating assets and liabilities:	
Accounts receivable	8,418
Prepaid expenses	(94)
Accounts payable and accrued expenses	(17,308)
Net cash provided by operating activities	631,660
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(225)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	20,000
Distributions to members	(617,000)
Net cash used in financing activities	(597,000)
NET INCREASE IN CASH	34,435
CASH, BEGINNING OF YEAR	46,884
CASH, END OF YEAR	$ 81,319

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivable result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2008.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2012. Rent expense of $39,838 was charged to operations for the year ended December 31, 2008.

The Company leases vehicles for two of its members under operating lease agreements that expire in March and December 2009. Rent expense of $28,266 was charged to operations for the year ended December 31, 2008.

Annual minimum lease payments are as follows:

2009	$ 50,000
2010	39,871
2011	41,067
2012	35,074
2013	-

NOTE 4 – PENSION PLAN

The Company participates in a 401(k) Retirement Plan and Trust. The Plan covers all employees age twenty-one and over who have completed one year of service with the Company. There were no contributions made by the employees. The Company's contribution to this plan for the year ended December 31, 2008 was $62,613.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital and net capital requirements of $80,546 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

NOTE 6 – FOCUS REPORT

There are no differences between these financial statements and the December 31, 2008 FOCUS report filed with the FINRA.

NOTE 7 – STOCK PURCHASE WARRANT

In conjunction with its role as a financial advisor, the Company received a stock purchase warrant for a client's common stock. The warrant is valid for a period of five years. Management has determined that the warrant had no value at both the time of issuance and the balance sheet date based upon the financial condition of the issuing corporation.

SUPPLEMENTAL INFORMATION

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: PARCHMAN, VAUGHAN & COMPANY, L [0013]

SEC File Number: 8- 50681 [0014]

Address of Principal Place of Business: 1040 PARK AVENUE [0020]

BALTIMORE [0021] MD [0022] 21201 [0023]

Firm ID: 44390 [0015]

For Period Beginning 10/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LARA NICHOLE VAUGHAN, CEO [0030] Phone: (410)244-8973 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	81,319 [0200]		81,319 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities			

	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	31,824 [0735]	31,824 [0930]
12. TOTAL ASSETS		81,319 [0540]	31,824 [0740]	113,143 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	773 [1205]	[1385]	773 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of				
	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		773 [1230]	0 [1450]	773 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	112,370 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	112,370 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	113,143 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2008 [3932] Period Ending 12/31/2008 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	584,955 [3995]
9.	Total revenue	584,955 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		55,000 [4120]
11.	Other employee compensation and benefits		63,963 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		72,272 [4100]

16. Total expenses	191,235 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		393,720 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		393,720 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	289,940 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 112,370 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 112,370 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 112,370 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 31,824 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -31,824 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 80,546 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment**

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			80,546 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	51 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	75,546 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	80,468 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		773 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	773 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 1 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		40,649 [4240]
A.	Net Income (loss)		393,720 [4250]
B.	Additions (Includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-321,999 [4270]
2.	Balance, end of period (From item 1800)		112,370 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2008 FOCUS Part IIA Report.

PARCHMAN, VAUGHAN & CO., LLC
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2008

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Parchman, Vaughan & Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control structure that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of Parchman, Vaughan & Co., LLC for the year ended December 31, 2008 and does not affect our report thereon dated February 10, 2009.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 10, 2009

END